UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33629

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

EXCHANGE: NYSE Amex

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

590 Madison Avenue, 35th Floor

New York, NY 10022

(212) 409-2434

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, consisting of one share of common stock and one warrant

(title of class)

Common Stock, par value $0.001 per share

(title of class)

Warrant to purchase one share of common stock

(title of class)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.l2d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☒	17CFR240.l2d2-2(a)(3)

☐	17CFR240.l2d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☐	Pursuant to 17 CFR 240.l2d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2( c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alternative Asset Management Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 31, 2009	By:	/s/ Paul D. Lapping	Chief Financial Officer
Date	Name		Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.